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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GSE Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
36227K106
(CUSIP Number)
February 13, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

CUSIP No.	36227K106	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Kaizen Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		1,355,933

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,800

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,355,933

WITH:	8	SHARED DISPOSITIVE POWER:

		44,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,400,733

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	36227K106	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Kaizen Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		1,355,933

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,800

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,355,933

WITH:	8	SHARED DISPOSITIVE POWER:

		44,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,400,733

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	36227K106	Page	4	of	10

1	NAMES OF REPORTING PERSONS: Select Contrarian Value Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		1,355,933

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,355,933

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,355,933

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	36227K106	Page	5	of	10

1	NAMES OF REPORTING PERSONS: David W. Berry

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		1,355,933

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,800

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,355,933

WITH:	8	SHARED DISPOSITIVE POWER:

		44,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,400,733

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	705536100	Page	6	of	10

1	NAMES OF REPORTING PERSONS: Spectrum Galazy Fund, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		44,800

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		44,800

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No. 36227K106	Page 7 of 10 Pages

Item 1(a)	Name of Issuer:

GSE Systems, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

7133 Rutherford Road, Suite 200 Baltimore, MD 21244

Item 2(a)	Name of Person Filing:

This statement is filed by and on behalf of: (i) Select Contrarian Value Fund, L.P., a Texas limited partnership (“Select”); (ii) Spectrum Galaxy Fund, Ltd., a company incorporated under the laws of the British Virgin Islands (“Spectrum”); (iii) Kaizen Management, L.P., a Texas limited partnership (“Management”); (iv) Kaizen Capital, LLC, a Texas limited liability company (“Capital”); and (v) David W. Berry.

Management is the general partner of, and serves as an investment adviser to, Select. By contract, Management also serves as the sole investment manager to Spectrum. Because of the relationships described herein, Management may be deemed to have or share voting and/or investment (including dispositive) power with respect to shares of common stock of the issuer (“Shares”) owned and/or held by or for the account or benefit of both Select and Spectrum.

Capital is the general partner of Management. Because of the relationships described herein, Capital may be deemed to have or share voting and/or investment (including dispositive) power with respect to Shares owned and/or held by or for the account or benefit of Management.

Mr. Berry is the Manager of Capital. Because of the relationships described herein, Mr. Berry may be deemed to have or share voting and/or investment (including dispositive) power with respect to Shares owned and/or held by or for the account or benefit of Capital.

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office:

4200 Montrose Blvd., Suite 400 Houston, TX 77006

Item 2(c)	Citizenship:

See Item 4 of each cover page.

CUSIP No. 36227K106	Page 8 of 10 Pages

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP No:

36227K106

Item 3	Status of Person Filing:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a)	See Item 9 of each cover page. For Select, Management and Berry, such amount includes 729,944 shares of common stock (the “Common Stock”) of GSE Systems, Inc. (the “Company”) that are in the form of Series A Cumulative Convertible Preferred Stock of the Company, which are immediately convertible at the holder’s option into an aggregate of 729,944 shares of Common Stock of the Company. Additionally, 225,989 of the shares of Common Stock reported as beneficially owned in Item 9 on each cover page of Select, Management and Berry are in the form of a Warrant to Purchase Shares of Common Stock, which is immediately convertible at the holder’s option into an aggregate of 225,989 shares of Common Stock of the Company.

(b)	See Item 11 of each cover page.

(c)	See Items 5-8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

CUSIP No. 36227K106	Page 9 of 10 Pages

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 9	Notice of Dissolution of Group:

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 10	Certification:

(a)	Not Applicable

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 36227K106	Page 10 of 10 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2007

KAIZEN MANAGEMENT, L.P.

By:	Kaizen Capital, L.L.C., its general partner

By:	/s/ David W. Berry

David W. Berry Manager

KAIZEN CAPITAL, L.L.C.

By:	/s/ David W. Berry

David W. Berry Manager

SELECT CONTRARIAN VALUE PARTNERS, L.P.

By:	Kaizen Management, L.P., its general partner

By:	Kaizen Capital, L.L.C., its general partner

By:	/s/ David W. Berry

David W. Berry Manager

/s/ David W. Berry

David W. Berry

SPECTRUM GALAXY FUND, LTD.

By:	/s/ Dion R. Friedland

Dion R. Friedland